SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934 [No Fee Required]

For the fiscal year ended December 31, 2003

or

[ ] Transition Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934 [No Fee Required]

For the transition period from ____________ to ______________.

Commission file number (of issuer): 0-28316

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Trico Marine Operators, Inc. 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Trico Marine Services, Inc. 250 North American Court Houma, LA 70363

REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

1. Statements of Net Assets Available for Plan Benefits, as of December 31, 2003 and 2002.

2. Statement of Changes in Net Assets Available for Plan Benefits, for the year ended December 31, 2003.

3. Notes to Financial Statements.

4. Supplemental Schedule - Schedule of Assets (Held at End of Year).

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Trico Marine Operators, Inc. 401(k) Retirement Plan

(Name of Plan)

Date: June 25, 2004	/s/ Charles E. Tizzard
Charles E. Tizzard
Vice President, Administration

Trico Marine Operators, Inc.

401(k) Retirement Plan

Index

December 31, 2003 and 2002

Page(s)

Report of Independent Registered Public Accounting Firm	4

Financial Statements

Statements of Net Assets Available for Benefits	5

Statement of Changes in Net Assets Available for Benefits	6

Notes to Financial Statements	7-13

Supplemental Schedule

Schedule of Assets (Held at End of Year)	14

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act ("ERISA") of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Trico Marine Operators, Inc. 401(k) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Trico Marine Operators, Inc. 401(k) Retirement Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at Year End) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

New Orleans, Louisiana

June 17, 2004

Trico Marine Operators, Inc.

401(k) Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets
Investments – at fair value
Cash equivalents	$ 1,104,837	$ 965,290
Trico Marine Services, Inc. Common Stock Fund	459,532	799,433
Mutual funds	3,448,471	2,352,268
Total Investments	5,012,840	4,116,991
Receivables
Employee contributions	25,794	6,551
Employer contributions	94,903	99,205
Accrued income and other	5,543	18,964
Total Receivables	126,240	124,720
Total assets available for benefits	5,139,080	4,241,711

Liabilities
Other accrued liabilities	50,795	-
Net assets available for benefits	$ 5,088,285	$ 4,241,711

The accompanying notes are an integral part of these financial statements.

Trico Marine Operators, Inc.

401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003

2003
Investment income

Net appreciation in fair value of investments	$ 202,384
Interest and dividends	56,754
Total investment income	259,138
Contributions
Employee	701,925
Employer	202,712
Total contributions	904,637
Distributions to participants	(317,201)
Increase in net assets available for benefits	846,574
Net assets available for benefits
Beginning of year	4,241,711
End of year	$ 5,088,285

The accompanying notes are an integral part of these financial statements.

Trico Marine Operators, Inc.

401(k) Retirement Plan

Notes to Financial Statements

December 31, 2003 and 2002

1.        Description of Plan

The following description of the Trico Marine Operators, Inc. 401(k) Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for complete information regarding the Plan’s definitions, benefits, eligibility, and other matters.

General

The Plan is a defined contribution 401(k) Retirement Plan and was established to provide benefits to qualified domestic employees of Trico Marine Operators, Inc. (the "Company" and "Plan Sponsor"). The Plan allows participants to make before-tax contributions in accordance with the provisions of Section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). All domestic employees who are at least 18 years of age, not covered by a collective bargaining agreement and who have completed at least six months of service are eligible to participate in the Plan.

Financial Condition of Trico Marine Services, Inc.

Trico Marine Services, Inc., the parent of the Plan Sponsor (the "Parent") is currently in default of several credit agreements. For a more detailed discussion on the financial condition of the Parent, please refer to Note 9.

Plan Administration

The Company serves as the Plan Administrator. The Plan’s trust and employee account record maintenance function is performed by an outside service organization, Wells Fargo Bank, N.A. ("Wells Fargo" or "Trustee").

Contributions

Before-tax savings contributions are made by the Company on behalf of employee participants who have agreed to have their taxable wages or salary reduced. Prior to January 1, 2002, participants could agree to have the Company withhold up to 15% of their compensation for the purpose of making before-tax savings contributions to the Plan. Beginning January 1, 2002, participants could agree to have the Company withhold any percentage of their compensation. Contributions are limited by federal tax legislation. The limit for the 2003 401(k) contributions was $12,000, except for participants who turned fifty years of age by December 31, 2003 for whom the limit was $14,000. The limit for the 2002 401(k) contributions was $11,000, except for participants who turned fifty years of age by December 31, 2002 for whom the limit was $12,000.

The Company will match 25% of the participants’ before-tax savings contributions up to 5% of the participants’ taxable wages or salary. The Company may also make a matching contribution (the "Discretionary Matching Contribution") to the Plan at its discretion. The Company’s Discretionary Matching Contribution is allocated among participants based on the ratio to which each participant’s qualified annual compensation bears to the total qualified annual compensation for all participants. During 2003 and 2002, the Company made Discretionary Matching Contributions of $99,769 and $109,400, less plan forfeitures, respectively.

Participants direct the investment of their contributions into various investment options offered by the Plan.

Trico Marine Operators, Inc.

401(k) Retirement Plan

Notes to Financial Statements

December 31, 2003 and 2002

Each participant’s account is also credited with Plan earnings, net of certain administrative expenses. Forfeitures of amounts from the matching contribution accounts of participants who terminate employment will be used to reduce the matching contributions for the Plan year in which the forfeiture arose or the next year or applied as a Discretionary Matching Contribution.

Vesting

Participants are 100% vested in all employee contributions and the income earned thereon. Vesting requirements for employer contributions are as follows:

Years of Qualified Service	Vesting Percentage
1	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Forfeitures

Employees who leave the Company before fully vesting in Company contributions forfeit the value of their nonvested account. Forfeitures during a Plan year can serve to reduce funds owed to the Plan by the Company for the employer matching contribution, or the Discretionary Matching Contribution. As of December 31, 2003 and 2002, the forfeiture balance included in the Plan was $11,398 and $17,392, respectively. The Company utilized approximately $8,000 and $11,000 of the forfeiture balance to reduce the funds it owed for the Discretionary Matching Contribution for the years ended December 31, 2003 and 2002, respectively.

Benefits

Participants are automatically vested 100% upon attainment of retirement age, as defined, and upon death, disability, or upon termination of the Plan. Upon retirement, death, disability, or termination of employment, distributions of the vested balance are made to the participant or beneficiary in a lump sum or periodic payments as provided in the Plan.

Participant Loans

The Plan does not allow loans to participants or beneficiaries.

2.        Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared utilizing the accrual method of accounting.

Investment Valuation

The values of the mutual funds are based on fair values as determined by the Trustee based on quoted market prices in active markets of the mutual funds’ underlying investments. The fair value of Trico Marine Services, Inc. common stock is based on quoted market prices.

Trico Marine Operators, Inc.

401(k) Retirement Plan

Notes to Financial Statements

December 31, 2003 and 2002

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

During the 2003 and 2002 plan years, all third party administrative expenses, including trustee, legal and audit fees related to the Plan were paid by the Company. Administrative expenses totaled $22,454 and $24,856 for the Plan years ended December 31, 2003 and 2002, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In such a case, participants would become 100% vested in their accounts and would be allocated their account balances at the time of the termination.

Net Appreciation (Depreciation) in Fair Value of Investments

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments that consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits. For more information on risks and uncertainties, please refer to Note 9.

Other Accrued Liabilities

As required by IRS guidelines, Wells Fargo annually performs non-discrimination testing on the Plan. Other accrued liabilities as of December 31, 2003 consisted of excess contributions due to participants which were required as a result of annual non-discrimination testing.

3.        Concentration of Credit Risk

In addition to market risk, certain financial instruments potentially subject the Plan to concentrations of credit risk. Participants direct the investment of their contributions into various financial instrument options offered by the Plan. The Trustee continually performs ongoing evaluations to assess the credit risk associated with these financial instruments. As of December

Trico Marine Operators, Inc.

401(k) Retirement Plan

Notes to Financial Statements

December 31, 2003 and 2002

31, 2003, the Plan has not experienced any credit losses associated with these investments. See Note 9 for further discussion.

4.        Investments

All investments for the years ended December 31, 2003 and 2002 are participant directed. Information relative to investments as of December 31, 2003 and 2002 is as follows:

	2003		2002
Cash equivalents
Wells Fargo Treasury Plus Institutional Money Market Fund (1)	$ 1,104,837	*	$ 965,290	*

Trico Marine Services, Inc. Common Stock Fund (1)	459,532	*	799,433	*
Mutual Funds
American Century - Income & Growth Fund	1,121,450	*	736,894	*
Janus Fund Group - Overseas Fund	426,913	*	251,887	*
Janus Fund Group - Enterprise Fund	191,437		104,256
Janus Fund Group - Worldwide Fund	89,423		63,416
AIM Equity Funds, Inc. - Aggressive Growth Fund	158,176		67,625
MFS Capital Opportunities - Fund Class A	864,959	*	595,254	*
Benham Target Maturity Trust - American Century Target 2005	138,981		198,166
Dreyfus Intermediate Term Income Fund	457,132	*	334,770	*
Total mutual funds	3,448,471		2,352,268

Total investments	$ 5,012,840		$ 4,116,991

(1) Party-in-interest transaction not prohibited by ERISA
* Investment exceeds 5% of net assets available for benefits at the end of the respective year.

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:
2003

Mutual funds	$ 619,777
Trico Marine Services, Inc. Common Stock Fund	(417,393)
$ 202,384

Trico Marine Operators, Inc.

401(k) Retirement Plan

Notes to Financial Statements

December 31, 2003 and 2002

5.        Investment in Trico Marine Services, Inc. Stock

The Plan held investments as of December 31, 2003 and 2002 in the common stock of Trico Marine Services, Inc., the Plan Sponsor’s parent, as follows:

	2003	2002

Number of shares held	251,036	240,070
Number of shares as a percentage of total outstanding shares in Trico Marine Services, Inc.	1%	1%
Market value of shares	$449,354	$799,433
Market value as a percentage of net assets available for benefits	9%	19%

The Fund is a blend of Trico Marine Services, Inc. common stock and cash, and is not a mutual fund.  With regard to the Trico Marine Stock Fund, the Plan utilizes a unit value method for tracking the market value of assets invested in this fund option.  The value of a unit is determined by dividing the quoted market price of the stock plus residual cash by the number of units in the Fund.  As of December 31, 2003 and 2002, there were approximately 383,484 and 365,493 units outstanding with market values of approximately $1.20 and $2.23 per unit (excluding amounts attributable to receivables), respectively, related to the Trico Marine Services, Inc. Common Stock Fund.

6.        Tax Status

The Plan is designed to constitute a qualified plan under Section 401(a) of the IRC. The Plan follows the Wells Fargo standardized "prototype" plan, which received its latest determination letter on August 30, 2001. The Internal Revenue Service states that the "prototype" plan, as designed, was in compliance with the applicable requirements of the IRC. Although the Plan has been further amended, management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.        Related Party Transactions

The Plan invests in shares of the money market fund managed by the Trustee. At December 31, 2003 and 2002, the Plan held 251,036 and 240,070 shares of Trico Marine Services, Inc. common stock, parent company of the Plan Sponsor, at a cost of $1,221,636 and $1,379,908 and a market value of $449,354 and $799,433, respectively. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules as they represent qualified employer securities as defined by ERISA.

8.        Investment Option Changes

On October 10, 2003, the Investment Committee of the Plan decided to eliminate several investment options for new contributions. Effective October 15, 2003, investment options were closed to new contributions for the Janus Funds Group Worldwide Fund, Janus Funds Group

Trico Marine Operators, Inc.

401(k) Retirement Plan

Notes to Financial Statements

December 31, 2003 and 2002

Enterprise Fund and the Trico Marine Services, Inc. Common Stock Fund. As a result, no new investments will be permitted in these investments and, at the time, participants were not required to transfer their investment balance.

On December 24, 2003, the Investment Committee of the Plan made additional changes to the investment options of the Plan. The Investment Committee added five investment options: Van Kampen Equity & Income Fund, Van Kampen Comstock A Fund, American Funds Growth Fund, RS Partners Fund and Fidelity Advantage Diversified International A Fund. These investment options will be available effective January 28, 2004. Additionally the Investment Committee replaced four fund options. The Artisan Med Cap Fund will replace the AIM Aggressive Growth Fund and the Janus Funds Group Enterprise Fund, which had been closed to new contributions effective October 15, 2003. The Templeton Foreign A Fund will replace the Janus Overseas Fund and the Janus Funds Group Worldwide Fund, which had been closed to new contributions effective October 15, 2003. Funds in those four funds were transferred into the comparable funds on January 28, 2004.

9.        Subsequent Events

The Parent has incurred continued operating losses since 2002. As a result, on April 27, 2004, the Parent announced that it had retained legal and financial advisors to assist in its objective of restructuring the Parent’s capital structure. This initiative has resulted in a decision by the Parent not to pay an $11.1 million interest payment due May 15, 2004 on its 8⅞% senior notes due 2012 (the "Senior Notes"). Since the Parent did not cure the non-payment before the expiration of a 30-day grace period, the Parent is in default under the Senior Notes indenture, which gives rise to cross-default provisions under certain other U.S. credit agreements. The Parent continues to analyze its financial restructuring alternatives. The Parent is continuing to hold discussions with financial and legal advisors to an ad hoc committee of holders of the Senior Notes and with other creditors.

In addition, on June 14, 2004, the Parent announced that it had received notice from the NASDAQ Listing Qualifications Staff that the Parent’s common stock has closed below the minimum $1.00 per share requirement for continued inclusion under Marketplace Rule 4450(a)(5). If the Parent cannot demonstrate compliance with the minimum bid price requirement rule or meet certain other requirements on or before December 6, 2004, the NASDAQ Listing Qualifications Staff will provide written notice that the Parent's common stock will be delisted or moved to The NASDAQ SmallCap Market.

As a result of the above, the common stock of the Parent, has become extremely volatile, and has experienced severe devaluation, particularly since December 31, 2003. Although the Trico Marine Services, Inc. Common Stock Fund was closed to new investments as of October 15, 2003, a balance of $449,354 was held in the Parent’s common stock as of December 31, 2003. Since that date, the stock price has declined $1.56, or 87%, from $1.79 at December 31, 2003 to $0.23 at May 28, 2004.

While the Parent is in the process of restructuring, investments in its securities will be highly speculative. If the Parent is unable to accomplish a financial restructuring outside the protection of bankruptcy laws, it may be forced to seek the protection of the bankruptcy laws.  In that event,

Trico Marine Operators, Inc.

401(k) Retirement Plan

Notes to Financial Statements

December 31, 2003 and 2002

shares of the Parent’s common stock will likely have little or no value.

Trico Marine Operators, Inc.

401(k) Retirement Plan

Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issuer, Borrower or Similar Party	Description of Investment	Shares/ Units Held	Fair Value

Wells Fargo(1)	Wells Fargo Trust Treasury Plus Money Market Fund	1,104,837	$ 1,104,837
Dreyfus	Intermediate Term Income Fund	35,300	457,132
AIM Equity Funds, Inc.	Aggressive Growth Fund	16,990	158,176
American Century	Income and Growth Fund	40,486	1,121,450
Benham Target Maturity Trust	American Century Target 2005	1,403	138,981
Janus Funds Group	Enterprise Fund	6,142	191,437
Janus Funds Group	Overseas Fund	20,664	426,913
Janus Funds Group	Worldwide Fund	2,262	89,423
MFS Capital Opportunities	Fund Class A	72,686	864,959
Trico Marine Services, Inc.(1)	Common Stock Fund	383,484	459,532
			$ 5,012,840

(1)Party-in-interest

Exhibit Index

Exhibit Number

Exhibit 23 -- Consent of Independent Registered Public Accounting Firm.